SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Atna Resources Ltd.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

04957F101
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(CUSIP Number)

December 31, 2011
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ]    Rule 13d-1(b)
      [ x ]    Rule 13d-1(c)
      [   ]    Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No.  04957F101
          --------------------------
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1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Hedgehog Capital LLC
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2. Check the Appropriate Box if a Member of a Group. (See Instructions)

     (a)  [   ]

     (b)  [   ]
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3. SEC Use Only.

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4. Citizenship or Place of Organization.

     DE
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Number of         5. Sole Voting Power.
10,204,687 Common Shares
991,666 Warrants to purchase Common Shares*
Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.
10,204,687 Common Shares
991,666 Warrants to purchase Common Shares*
Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.
10,204,687 Common Shares
991,666 Warrants to purchase Common Shares*

* Warrants to acquire 991,666 Common Shares at CAD$0.70 expiring December 2, 2012.

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See
     Instructions) [ ]

11. Percent of Class Represented by Amount in Row. (9)
8.6% Common**
0.8% Warrants**
12.  Type of Reporting Person. (See Instructions)
OO

CUSIP No.   04957F101
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Hcap Offshore Ltd.
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

         (a) [   ]

         (b) [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     DE
--------------------------------------------------------------------------------

Number of         5. Sole Voting Power.
1,034,500 Common Shares
675,833 Warrants to purchase Common Shares*
Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.
1,034,500 Common Shares
675,833 Warrants to purchase Common Shares*
Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.
1,034,500 Common Shares
675,833 Warrants to purchase Common Shares*

* Warrants to acquire 675,833 Common Shares at CAD$0.70 expiring December 2, 2012.

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See
     Instructions) [ ]

11. Percent of Class Represented by Amount in Row. (9)

0.9% Common**
0.5% Warrants**
12.  Type of Reporting Person. (See Instructions)
OO

CUSIP No.   04957F101
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Hedonic Capital LLC
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

         (a) [   ]

         (b) [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     DE
--------------------------------------------------------------------------------

Number of         5. Sole Voting Power.
2,184,500 Common Shares
Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.
2,184,500 Common Shares
Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.
2,184,500 Common Shares

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See
     Instructions) [ ]

11. Percent of Class Represented by Amount in Row. (9)

1.8% Common**
12.  Type of Reporting Person. (See Instructions)
OO

CUSIP No.  04957F101
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David T. Lu
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

         (a) [   ]

         (b) [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     USA
--------------------------------------------------------------------------------

Number of         5. Sole Voting Power.
13,423,687 Common Shares***
1,667,499 Warrants to purchase Common Shares***
Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.
13,423,687 Common Shares***
1,667,499 Warrants to purchase Common Shares***
Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.
13,423,687 Common Shares***
1,667,499 Warrants to purchase Common Shares***

*** 10,204,687 Common Shares and 991,666 Warrants to purchase Common Shares are owned by Hedgehog Capital LLC. David T. Lu managing member of
Hedgehog Capital LLC has sole dispositive and voting power over these shares.
1,034,500 Common Shares and 675,833 Warrants to purchase Common Shares are owned by Hcap Offshore Ltd.  David T. Lu as managing member of
Hcap Offshore Ltd. has sole dispositive power over these shares.
2,184,500 Common Shares are owned by Hedonic Capital LLC.
David T. Lu as managing member of Hedonic Capital LLC has sole dispositive power over these shares.

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See
     Instructions) [ ]

11. Percent of Class Represented by Amount in Row. (9)
11.5% Common**
1.4% Warrants**
12.  Type of Reporting Person. (See Instructions)
IN
**The percentages used herein are calculated based upon 117,131,393 outstanding shares, plus 1,667,499 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons.

Item 1.

          (a) Name of Issuer.
Atna Resources Ltd.

          (b) Address of Issuer's Principal Executive Offices.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

Item 2.

          (a) Name of Person Filing.

               (1) Hedgehog Capital LLC

               (2) Hcap Offshore Ltd.

               (3) Hedonic Capital LLC

               (4) David T. Lu

David T. Lu is the managing member of Hedgehog Capital LLC and has sole voting and dispositive power with respect to shares owned by Hedgehog Capital
LLC.  David T. Lu is the managing member of Hcap Offshore Ltd. and has sole voting and dispositive power with respect to shares owned by Hcap Offshore Ltd.
David T. Lu is the managing member of Hedonic Capital LLC and has sole voting and dispositive power with respect to shares owned by Hedonic Capital
LLC.

          (b) Address of Principal Business Office or, if none, Residence.
1117 E. Putnam Ave #320
Riverside, CT 06878

          (c)  Citizenship.

               (1)  DE

               (2)   Grand Cayman

               (3)  DE

               (4)  USA

          (d) Title of Class of Securities.

               Common Shares

          (e) CUSIP Number.

               04957F101

Item 3.   (1)

               (2)

               (3)

Item 4.  Ownership.

Hedgehog Capital LLC

(a)	Amount beneficially owned: 10,204,687 Common Shares; 991,666 Warrants to purchase Common Shares.
(b)	Percent of class: 8.6% Common** 0.8% Warrants**
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 10,204,687 Common Shares; 991,666 Warrants to purchase to Common Shares*
	(ii)	Shared power to vote or to direct the vote __________________.
	(iii)	Sole power to dispose or to direct the disposition of 10,204,687 Common Shares; 991,666 Warrants to purchase Common Shares*
	(iv)	Shared power to dispose or to direct the disposition of _______________.

* Warrants to acquire 991,666 Common Shares at CAD$0.70 expiring December 2, 2012

Hcap Offshore Ltd.

(a)	Amount beneficially owned: 1,034,500 Common Shares; 675,833 Warrants to purchase Common Shares*.
(b)	Percent of class: 0.9% Common** 0.5% Warrants**
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,034,500 Common Shares; 675,833 Warrants to purchase Common Shares*
	(ii)	Shared power to vote or to direct the vote __________________.
	(iii)	Sole power to dispose or to direct the disposition of 1,034,500 Common Shares; 675,833 Warrants to purchase Common Shares*
	(iv)	Shared power to dispose or to direct the disposition of _______________.

* Warrants to acquire 675,833 Common Shares at CAD$0.70 expiring December 2, 2012

Hedonic Capital LLC
(a)	Amount beneficially owned: 2,184,500 Common Shares
(b)	Percent of class: 1.8% Common**
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,184,500 Common Shares
(ii) Shared power to vote or to direct the vote __________________.
(iii) Sole power to dispose or to direct the disposition of 2,184,500 Common Shares
(iv) Shared power to dispose or to direct the disposition of _______________.

David T. Lu
(a)	Amount beneficially owned: 13,423,687 Common Shares; 1,667,499 Warrants to purchase Common Shares***
(b)	Percent of class: 11.5% Common** 1.4% Warrants**
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 13,423,687 Common Shares; 1,667,499 Warrants to purchase Common Shares***
(ii) Shared power to vote or to direct the vote __________________.
(iii) Sole power to dispose or to direct the disposition of 13,423,687 Common Shares; 1,667,499 Warrants to purchase Common Shares***
(iv) Shared power to dispose or to direct the disposition of _______________.

*** 10,204,687 Common Shares and 991,666 Warrants to purchase Common Shares are owned by Hedgehog Capital LLC. David T. Lu managing member of
Hedgehog Capital LLC has sole dispositive and voting power over these shares.
1,034,500 Common Shares and 675,833 Warrants to purchase Common Shares are owned by Hcap Offshore Ltd.  David T. Lu as managing member of
Hcap Offshore Ltd. has sole dispositive power over these shares.
2,184,500 Common Shares are owned by Hedonic Capital LLC.
David T. Lu as managing member of Hedonic Capital LLC has sole dispositive power over these shares

**The percentages used herein are calculated based upon 117,131,393 outstanding shares, plus 1,667,499 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons .

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [   ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
              Security Being Reported on By the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10. Certification.

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  02/14/12

                             By: /s/ Hedgehog Capital LLC by David T. Lu
                                 ----------------------------------------------
David T. Lu, Managing Member

                             By: /s/ Hcap Offshore Ltd. by David T. Lu
                                 ----------------------------------------------
David T. Lu, Managing Member

                             By: /s/ Hedonic Capital LLC by David T. Lu
                                 ----------------------------------------------
David T. Lu, Managing Member

                             By: /s/  David T. Lu
                                 ----------------------------------------------
David T. Lu